SERVICE STANDARDS
RELATED TO THE
SECOND AMENDED AND RESTATED INVESTMENT COMPANY SERVICES AGREEMENT
BETWEEN MATTHEWS ASIAN FUNDS
AND PFPC

In connection with the Second Amended and Restated Investment Company Services Agreement dated as of April 2, 2008 and effective retroactively from April 1, 2007 (the “Agreement”) between PFPC Inc. (“PFPC”) and Matthews International Funds d/b/a Matthews Asian Funds (the “Trust”), PFPC has agreed to perform the services described in the Agreement in accordance with the service standards set forth in this agreement (the “Service Level Agreement”). The parties agree that the service standards set forth herein may be revised, from time to time, by mutual written agreement.

PFPC will use commercially reasonable efforts to perform the services set forth in the Agreement in accordance with the service standards set forth below (each, a “Standard”). In the event PFPC fails to meet a particular Standard in any particular month, PFPC agrees to take appropriate, commercially reasonable corrective measures within the following month to seek to be in compliance with the appropriate Standard at the end of such month; provided, however, that the foregoing requirement shall not apply in those instances in which PFPC’s failure to meet a Standard was due to circumstances beyond its control.

With respect to each PFPC line of business (that is, (a) Transfer Agency & Shareholder Services, and (b) Fund Accounting & Regulatory Administration), in the event PFPC fails to meet the Standards for three or more different items (“Items”), each as identified below (except for any failure due to circumstances beyond its control), in each of three consecutive months, the fee payable to PFPC under the Agreement attributable to the corresponding line of business shall be reduced by one and one-quarter percent (1.25%) or such lower amount as the parties shall agree upon for the third of those three months. With respect to each PFPC line of business, if PFPC fails to meet the Standards for any three or more different Items (except for any failure to do circumstances beyond its control), in each of four or more consecutive months, the fee payable to PFPC under the Agreement attributable to the corresponding line of business shall be reduced by two and one-half percent (2.50%) or such lower amount as the parties shall agree upon for the fourth of those months and each successive month until PFPC no longer fails to meet the Standards for such three or more Items in a particular month. For the avoidance of doubt, the foregoing calculations will be calculated separately for each PFPC line of business.

Transfer Agency & Shareholder Services

ITEM	STANDARD

New Account External Quality	98% accuracy rate

Financial Transaction Quality	99% accuracy rate

Incoming Calls	85% answered in twenty (20) seconds

Abandon Rate	Under 2%

Non-Financial Transaction Quality	98% accuracy rate

Financial Correspondence Non-Financial Correspondence	98% responded to within three (3) business days 98% responded to within five (5) business days

Confirmations	99% mailed in three business (3) days

Statements	99% mailed in five business (5) days

Form 1099-DIV Additional Year-End Tax Information	Prepared and mailed notices to shareholders within 45 days of calendar year-end.

Email Inquiries	98% resolved within 3 business days of receipt.

Fund Accounting & Regulatory Administration Services

ITEM	STANDARD

NAV Operations

NAV Calculation Accuracy	99.4% or better

Cash Availability	90% delivered by 10:15 am (ET).

Daily Bulletin	99% or better delivered by 6:30 pm (ET).

Position Reconciliation	Weekly, for the prior week.

Compliance

Monthly Sub-M	Results provided by 5th business day

Board Meetings
Mailing of Board Meeting Materials	7 business days prior to meeting date, provided the Administrator has received timely notice of such meeting and has timely received information from third parties.
Fund Administration
N-SARs
Completed and filed with the SEC by the 60th day following the Fund’s fiscal year end, or mid-year end (with respect to semi-annual dates), if these dates are business day, otherwise, the next business day.

Excise Tax Distributions	Calculated and declared income and capital gain distributions prior to December 31.
Monthly Performance Calculations	Complete and distribute within 3 business days following calendar month-end.
Expense Budgeting and Analysis	Analyze and adjust expense accruals, as needed, on a monthly basis.
Annual and Semi-Annual Reports and N-CSR Filings
Complete annual and semi-annual reports by the 60th day following the Fund’s fiscal year end, or mid-fiscal year end (with respect to semi-annual dates). File N-CSR with SEC 10 days after initial mail date to shareholders, if is a business day, otherwise, the next business day

24f-2 Share Registration Date	Prepare financial data for inclusion in the Form 24f-2 filing within 90 days of fiscal year-end.
Form 1099-MIS Additional Year-End Tax Information	Prepare and mail notices to Trustees and vendors within 45 days of calendar year-end.
Forms 1120-RIC and 8613	Prepare and file on a Fund-by-Fund basis with the U.S. Internal Revenue Service by the relevant due date, inclusive of extensions where allowable.
Payment of Invoices	Pay on behalf of the Trust all invoices accurately within 2 weeks of initial receipt of invoice by PFPC. For avoidance of doubt, the Trust will promptly reimburse PFPC for all such payments.
Payment of Asset-Based Fees	Recalculate and prepare payment authorizations for advisory fees monthly. To be completed within 1 business day of the end of the calculation period.

NAV Standard.
With respect to the NAV Standard, NAV calculations are measured by total number of NAVs calculated monthly. On each day where PFPC receives less than 50% of the nightly security information prior to 5:00pm ET, that entire day’s NAV calculation will be excluded from the Standard performance calculation.

An inaccurate NAV (an error greater than 1 cent per share of the asset value) calculation may persist beyond one day. If an error lasts more than one business day, it shall be treated as one error and excluded from both the numerator and denominator after the first day for that month’s calculation unless the source of the inaccuracy changes during the relevant period.

It is anticipated that the Funds would not wish to deliver an NAV to NASDAQ if the accuracy of the NAV is in question at the time it is necessary to transmit the NAV to NASDAQ. If PFPC has reason to believe that an NAV is or may be incorrect, PFPC may either “withhold” the NAV from NASDAQ or “withdraw” an NAV previously submitted, in consultation with an appropriate representative of the Funds. In such event, PFPC shall not be deemed to have failed to report to NASDAQ by the applicable cut-off time.

General.
Standards measured in percentages associated with an Item will be measured by dividing the total number of times that Item was correctly performed during the month by the total number of times that Item occurred during the month.

For purposes of the foregoing, a failure to meet a particular Standard includes only those failures for which PFPC, in its capacity under the Agreement, would not be excused and for which PFPC would be responsible under the Agreement (including, without limitation, under Section 13, Responsibility of PFPC).

Miscellaneous.

(a) Capitalized terms not defined in this Service Level Agreement have their respective meanings as defined in the Agreement.

(b) As hereby supplemented, the Agreement shall remain in full force and effect. In the event of a conflict between the terms hereof and the Agreement, this Service Level Agreement shall control.

(c) The Agreement, as supplemented hereby, together with its Exhibits and Schedules, constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto.

(d)  This Service Level Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Service Level Agreement shall constitute the valid and binding execution hereof by such party.

(e)  This Service Level Agreement shall be governed by the laws of the State of Delaware, without regard to its principles of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Service Level Agreement to be executed by their duly authorized officers designated below on the date and year first above written.

MATTHEWS INTERNATIONAL FUNDS

By:	/s/ William J. Guilfoyle
Name:	William J. Guilfoyle
Title:	President

PFPC INC.

By:	/s/ Stephen M. Wynne
Name:	Stephen M. Wynne
Title:	Chief Executive Officer